DENVER, COLORADO - MARCH 27, 1997            #97-010
5:00 PM MST


CONSOLIDATED NEVADA GOLDFIELDS CORPORATION ANNOUNCES
COMPLETION OF SHAREHOLDER CREDIT ARRANGEMENT


Consolidated  Nevada  Goldfields  Corporation  today
announced  the  completion of a $4 million  line  of credit
with  two  of its major shareholder  groups; Grupo Acerero
Del Norte S.A. de C.V. of Mexico City, Mexico and Caithness
Resources of New York City, New York.  Under  the terms of
the agreement,  the  two shareholder  groups  will  provide
$3,415,000   and $585,000,   respectively,  on  one  year
promissory notes.
The   line  of  credit  is  part  of  the  Company's
continuing   debt  restructuring  and  consolidation
program.  The funds from the notes will be  used  by
the  Company for general corporate
purposes  and  to sustain and accelerate
the pace of capital investment in the
Company's Mexican operations.  The Company
is in ongoing discussions with several
major commercial  banks  to  optimize  and
restructure  a number  of bank debt
instruments held in Mexico  and one  in
the United States which total
approximately $27.5 million.   Consistent
with  the   Company's objectives
expressed when it acquired  its  Mexican
properties in 1996, the Company proposes
to  improve the   terms   of  these  debt
instruments through
consolidation  while obtaining a  uniform
term  and lower  effective  interest
rate.   The  Company  is current on all of
its financial obligations.

Results from operations for the Company
continue to
be mixed.

The Nixon Fork mine in Alaska, suffering
from equipment   availability  and
staffing   problems performed worse than
budget in terms of output and costs
during the last calendar quarter  of
1996. Despite these factors, development exploration at the mine site has replaced reserves faster than their rate of depletion. During the first two months of calendar 1997, the mine has performed at budget production levels.



The Company's Aurora mine has continued to perform according to budget during 1996 and year-to-date in 1997.


In  Mexico,  results from the Company's
four  newly acquired   mines  have  also
been   mixed.    Since completion  of the
acquisition in October  of  1996,
the Company has been engaged in a
systematic program of  management
strengthening,  capital  investment,
operational  rehabilitation and debt
restructuring. The  pace of these
improvements has been slower than
anticipated with a consequent impact on operating margins.

Slower than expected improvements during the last calendar quarter of 1996 resulted in below budget operations at the Company's Pachuca silver mine near Mexico
City. During the first two months of
calendar 1997, however, operations at
Pachuca have met expectations with the mill periodically running at a higher than anticipated 1,300 metric tonnes per day.

Operations at the Baztan copper mine have been complicated by reduced concentrate offtake by the smelter at San Luis
Potosi.  Management is exploring
alternatives to increase concentrate
sales.

The Company's Barita de Sonora barite mine near Hermosillo, experiencing low equipment availability and high overheads has been performing below budget. New maintenance programs, administrative staff restructuring and improved operating procedures are anticipated to increase output from Barita de Sonora; the operation has sales contracts in place with PEMEX and Baroid International.
The  Company's Magistral del Oro gold
tailings reprocessing operation in north central Mexico is in the second phase of a two phase metallurgical testing program that will determine the long term viability of this operation. The operation has experienced difficulties with excessive copper absorption and slower than anticipated gold leaching kinetics resulting in below budget performance. Lower heap heights, higher leaching rates and different chemical concentrations are being tested as a potential remedy for the problem. Results from the test are expected to be available by June.



The  Company  has previously announced
that  it  has changed  its  fiscal  year-
end  from  June  30th  to December  31st.
The  Company  anticipates  audited
financial  statements  for  the  six
months   ended December  31, 1996 will be
complete on or about the third week of April. The Company anticipates that for the operational reasons sighted above, it will show a greater than expected loss for the six month period.

Capital  investment continues at  the
Pachuca  mine with  the addition of rubber
tired equipment in some areas  of  the
mine and further development  of  new
shrinkage stopes and underground haulage
ways.  As a consequence,  the  Pachuca
mine  is  projected   to continue to
increase in production capacity  through
the  balance  of the year and beyond.
The  Company anticipates  that  it may
need to  raise  additional capital,
beyond  that arranged through  the  recent
shareholder line of credit, in order to
increase the pace of capital investment at
the Pachuca mine.  The
current   debt   restructuring   program
will be instrumental in making this
possible.

Consolidated  Nevada  Goldfields
Corporation  is  a Denver based multi-
national mining company with  six
producing  mines  and  over  1,500
employees. The Company counts among its
resources 560,000 ounces of gold, 51
million ounces of silver, 38 million
pounds of copper and 4 million tons of
barite.  The Company currently  trades
on the Toronto exchange under  the
symbol KNV, on NASDAQ under the symbol
KNVCF and  on the Stuttgart, Frankfurt
and Berlin exchanges, under the symbol
CNV.
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